SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto Limited
Rio Tinto plc	ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

EXHIBITS

99.1	1 December 2010	Rio Tinto to invest US$1.2 billion in ore investment

99.2	3 December 2010	Rio Tinto and Chinalco to form joint venture

99.3	14 December 2010	Rio Tinto to modernise and expand Canadian aluminium smelters

99.4	16 December 2010	Rio Tinto secondary public offering of shares in Cloud Peak Energy Inc.

99.5	22 December 2010	Rio Tinto completes divestment of Cloud Peak Energy Inc.

99.6	23 December 2010	Cash offer by Rio Tinto for Riversdale

99.7	29 December 2010	Weather impacts Rio Tinto operations in Australia

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	10 January 2011	10 January 2011